Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on July 21, 2010. Common/Preferred shareholders voted as indicated below:

	Affirmative	Withheld Authority
Re-election of Paul Belica – Class I to serve until 2013	52,976,212	1,837,107
Election of James A. Jacobson* - Class II to serve until 2011	8,092	121
Re-election of William B. Ogden, IV – Class I to serve until 2013	53,015,204	1,798,115
Election of Alan Rappaport* - Class I to serve until 2013	8,092	121

Messrs. Hans W. Kertess and John C. Maney† continue to serve as Trustees of the Fund.

*Preferred Shares Trustee
†Interested Trustee